Exhibit 5.1

Our ref    VIP/613112/380369/v1

Your ref

Credit Suisse First Boston LLC

Eleven Madison Avenue

New York 10010-3629

As Representatives of the several Underwriters

named in Schedule I of the Underwriting Agreement

JPMorgan Chase Bank, N.A. as Depositary

4 New York Plaza

New	York 10004

[    ] 2005

Dear Sir

ACTIONS SEMICONDUCTOR CO., LTD

We have acted as Cayman Islands legal advisers to ACTIONS SEMICONDUCTOR CO., LTD (the “Company”) in connection with the Company’s public offering of American Depositary Shares (“ADSs”) each representing 10 of the Company’s ordinary shares, par value US$0.000001 per share (the “Shares”) of the Company. Such public offering is being underwritten pursuant to an underwriting agreement dated [ ] 2005 among the Company, certain selling shareholders and the Underwriters named therein (the “Underwriting Agreement”). The ADSs will be evidenced by American Depositary Receipts (“ADRs”) issued in accordance with a deposit agreement (the “Deposit Agreement”) dated [    ] 2005 between the Company and the Depositary. A total of [    ] ADSs have been exercised, of which [    ] ADSs were purchased by the Underwriters upon exercise of an over-allotment option. This opinion is being delivered to you pursuant to Section 6(f) of the Underwriting Agreement.

1 DOCUMENTS REVIEWED

For the purposes of this opinion, we have reviewed only originals, copies, final drafts or conformed copies of the following documents:

1.1	the Certificate of Incorporation of the Company dated 27 July 2005, the Amended and Restated Memorandum and Articles of Association of the Company as adopted by special resolution passed on 27 September 2005 (the “Memorandum and Articles of Association”);

1.2	the written resolutions (the “Resolutions”) of the board of Directors of the Company dated [ ] 2005;

1.3	the minutes of the meetings of the shareholders of the Company held on [ ] 2005;

1.4	a certificate of good standing issued by the Registrar of Companies in the Cayman Islands dated [ ] 2005 in respect of the Company (the “Certificate of Good Standing”);

1.5	a certificate from a director of the Company dated [ ] 2005, a copy of which is attached hereto (the “Director’s Certificate”);

1.6	the Underwriting Agreement;

1.7	the Deposit Agreement;

1.8	the registration statement on Form F-1 (Registration No. 333-126534), as amended, (the “F-1”) filed by the Company with the U.S. Securities and Exchange Commission (“SEC”) and declared effective by the SEC on [ ] 2005 including the prospectus (the “Prospectus”) contained therein; and

1.9	the registration statement on Form F-6 (Registration No. 333-126546) (the “F-6” and, together with the F-1, the “Registration Statements”) filed by the Company with the SEC on [ ] 2005.

The documents referred to in paragraphs 1.6 and 1.7 above are collectively referred to as the “Agreements”. Terms used herein have the same meanings given in the Underwriting Agreement unless otherwise defined herein.

2 ASSUMPTIONS

The following opinion is given only as to, and based on, circumstances and matters of fact existing and known to us on the date of this opinion. This opinion only relates to the laws of the Cayman Islands which are in force on the date of this opinion. In giving this opinion we have relied (without further verification) upon the completeness and accuracy of the Director’s Certificate and the

Certificate of Good Standing. We have also relied upon the following assumptions, which we have not independently verified:

2.1	the Agreements have been or will be authorised and duly executed and delivered by or on behalf of all relevant parties (other than the Company as a matter of Cayman Islands law) in accordance with all relevant laws (other than the laws of the Cayman Islands);

2.2	the Agreements are, or will be, legal, valid, binding and enforceable against all relevant parties in accordance with their terms under the laws of the State of New York and all other relevant laws (other than the laws of the Cayman Islands);

2.3	the choice of the laws of the State of New York as the governing law of the Agreements has been made in good faith and would be regarded as a valid and binding selection which will be upheld by the courts of the State of New York as a matter of the laws of the State of New York and all other relevant laws (other than the laws of the Cayman Islands);

2.4	copy documents, conformed copies or drafts of documents provided to us are true and complete copies of, or in the final forms of, the originals;

2.5	all signatures, initials and seals are genuine;

2.6	the power, authority and legal right of all parties under all relevant laws and regulations (other than, with respect to the Company, the laws of the Cayman Islands) to enter into, execute, deliver and perform their respective obligations under the Agreements;

2.7	all conditions precedent contained in the Agreements have been satisfied or duly waived and there has been no breach of the terms of the Agreements at the date hereof;

2.8	all conditions to the adoption by the Company of the Memorandum and Articles of Association have been satisfied;

2.9	there is no contractual or other prohibition (other than as may arise by virtue of the laws of the Cayman Islands) binding on the Company or on any other party prohibiting it from entering into and performing its obligations under the Agreements;

2.10	there is nothing under any law (other than the law of the Cayman Islands) which would or might affect the opinions hereinafter appearing. Specifically, we have made no independent investigation of the laws of the State of New York;

2.11	the Company is not a sovereign entity of any state and is not a subsidiary, direct or indirect, of any sovereign entity or state; and

2.12	the issued shares in the capital of the Company, including those to be issued pursuant to the offer contained in the Prospectus, have been fully paid up and there are no contractual or other obligations (other than as may arise by virtue of the laws of the Cayman Islands) binding on the Company or any of the persons to whom such shares have been issued to make any further payment or give further consideration in relation thereto.

3 OPINIONS

Based upon the foregoing and subject to the qualifications set out below and having regard to such legal considerations as we deem relevant, we are of the opinion that:

3.1	The Company has been duly incorporated as an exempted company with limited liability for an unlimited duration and is validly existing under the laws of the Cayman Islands. The Company has full corporate power and authority to own, lease and operate its properties and assets and to carry on its business as described in the Prospectus in accordance with the Company’s Memorandum and Articles of Association and to enter into and execute and perform its obligations under the Agreements and the Registration Statements.

3.2	The Company is in good standing (meaning that so far as the Registrar of Companies in the Cayman Islands (the “Registrar”) is aware it has not failed to make any filing with the Registrar or to pay any fee to the Registrar which might make it liable to be struck off the register of companies by the Registrar).

3.3	The Company has the authorized and issued share capital as set forth in the Registration Statement and the Prospectus, and all of the issued shares in the capital of the Company have been duly and validly authorized and issued, as fully paid and non-assessable (meaning that no further sums are payable to the Company on such Shares), conform with the laws of the Cayman Islands, are free from any restriction on voting or transfer under the laws of the Cayman Islands and the Company’s Memorandum and Articles of Association, are not subject to any pre-emptive or similar rights under Cayman Islands law or the Company’s Memorandum and Articles of Association, and conform to the description thereof contained in the Prospectus. When allotted, issued and paid for and registered in the register of members (shareholders), shares are considered to be legally issued and allotted, fully paid and non-assessable.

3.4	The Shares to be issued and sold by the Company have been duly and validly authorized and, when issued and delivered by the Company in accordance with the terms of the Agreements against payment in full of consideration, will have been validly issued as fully paid and nonassessable (meaning that no further sums are payable to the Company on such Shares), and such Shares will not be subject to any pre-emptive or similar rights under Cayman Islands law or the Company’s Memorandum and Articles of Association.

3.5	The execution and delivery of the Agreements by the Company and the performance of its obligations thereunder, the Registration Statements, the issuance and sale of the Shares and the filing of the Registration Statements and the Prospectus have been duly authorized and approved by all necessary corporate action of the Company, and the execution and delivery of the Agreements by the Company and the performance of its obligations thereunder, the issuance and sale of the Shares and the filing of the Registration Statements and the Prospectus do not violate, conflict with or result in a breach of any of the terms or provisions of the Company’s Memorandum and Articles of Association or any law, public rule or regulation applicable to the Company in the Cayman Islands currently in force and do not violate, conflict with or result in a breach of any existing order or decree of any governmental authority or agency or any official body in the Cayman Islands.

3.6	Each of the Agreements has been duly executed and delivered for and on behalf of the Company and constitutes legal, valid and binding obligations of the Company enforceable in accordance with its terms except and in so far as such enforcement may be limited as hereinafter set forth in paragraph 4 below.

3.7	The Prospectus and the filing of the Registration Statements with the SEC have been duly authorised by and on behalf of the Company. The Registration Statements have been duly executed by and on behalf of the Company.

3.8	No authorizations, consents, orders, permissions, licences, exemptions or approvals are required from any governmental authorities or agencies or other official bodies in the Cayman Islands or any sub-division thereof and no notice to or other filing with or action by any Cayman Islands governmental authority or regulatory body is required in connection with:

3.8.1	the execution and delivery of the Agreements;

3.8.2	the performance of any obligation under the Agreements;

3.8.3	the payment of any amount under the Agreements;

3.8.4	the issue and sale or transfer of any Shares and the deposit of the Shares with the Depositary against the issuance by the Depositary of ADRs evidencing the ADSs; and

3.8.5	the listing of the ADSs for quotation on the Nasdaq National Market.

3.9	It is not necessary or desirable to ensure the legality, validity, enforceability or admissibility in evidence of the Agreements that any document be filed, recorded or enrolled with any governmental department, agency or other authority in the Cayman Islands.

3.10	The statements in the Prospectus under “Taxation - Cayman Islands Taxation”, “Description of Share Capital” and “Enforceability of Civil Liability” are true and accurate in all material respects, and nothing has been omitted from such statements which would make them misleading in any material respect.

3.11	There are no income, corporate, capital gains, estate, inheritance, gift, withholding, stamp, issuance, or transfer taxes, imposts or duties payable under the laws of the Cayman Islands in respect of:

3.11.1	the execution or delivery of the Agreements or the performance by any of the parties of their respective obligations or enforcement of the Agreements unless they are executed in or thereafter brought within the jurisdiction of the Cayman Islands (e.g. for the purposes of enforcement) in which case stamp duty of CI$2.00 (US$2.44) for each of the Underwriting Agreement and the Deposit Agreement will be payable; or

3.11.2	the issuance and sale of the Shares by the Company of their shares pursuant to the terms of the Underwriting Agreement; or

3.11.3	the entering of the custodian as the registered holder of the Shares; or

3.11.4	the deposit with the custodian on behalf of the Depositary of the Shares against the issuance of ADRs evidencing the ADSs for the account of the Underwriters on the date hereof; or

3.11.5	the sale and delivery outside of the Cayman Islands by the Underwriters of the ADSs to the initial purchasers thereof.

3.12	There are no income, corporate, capital gains, estate, inheritance, gift, withholding, stamp, issuance or transfer taxes, imposts or duties payable under the laws of the Cayman Islands in respect of:-

3.12.1	the execution, delivery, performance or enforcement of the Agreements;

3.12.2	any payment of any nature to be made by the Company under the Agreements;

3.12.3	the issuance and sale of the Shares by the Company;

3.12.4	the payment of dividends and other distributions declared and payable on the Shares;

3.12.5	the initial sale of the Shares and the ADSs to the Underwriters in the manner contemplated in the Agreements;

3.12.6	the resale and delivery of the Shares and ADSs by the Underwriters in the manner contemplated in the Prospectus; or

3.12.7	the deposit with the Depositary of shares by the Company against the issuance of ADRs evidencing ADSs.

3.13	The Company can sue and be sued in its own name under the laws of the Cayman Islands. The choice of the laws of New York to govern the Agreements will be upheld as a valid choice of law under the laws of the Cayman Islands and the courts of the Cayman Islands would uphold such choice of law in an action or proceedings on any of the Agreements brought in the courts of the Cayman Islands, assuming it is so pleaded. An action or proceedings against the Company in the Cayman Islands based on or arising under any of the Agreements could be instituted in the Grand Court, which has jurisdiction over the Company, without first having to obtain a judgment in respect of the Agreements in a court of New York or any other relevant jurisdiction. In the event of any action or proceedings being brought in the Cayman Islands courts in respect of a monetary obligation expressed to be payable in a currency other than Cayman Islands dollars, a Cayman Islands court would give judgment expressed as an order to pay such currency or its Cayman Islands dollar equivalent at the time of payment or enforcement of the judgment.

3.14	The submission to the exclusive jurisdiction of any court of the State of New York or the United States District Court for the Southern District of the State of New York (each a “New York Court”), the appointment of [Corporation Service Company] to accept as an agent for service of process in such jurisdiction and the waiver by the Company of any objection to the venue of a proceeding in a New York court, pursuant to the Agreements in any action or proceedings based on or arising under the Agreements, is legal, valid and binding on the Company assuming that the same is true under the governing law of the Agreements.

3.15	No approvals are currently required from any governmental department, agency or other authority in the Cayman Islands in order for the Company to pay dividends declared by the Company to the holders of Shares, including the Depositary.

3.16	Although there is no statutory enforcement in the Cayman Islands of judgments obtained in New York, the courts of the Cayman Islands will recognize and enforce a judgment of a foreign court of competent jurisdiction in respect of any legal suit or proceeding arising out of or relating to any of the Agreements without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided that such judgment is final and conclusive, for a liquidated sum, not in respect of taxes or a fine or penalty, is not inconsistent with a Cayman Islands judgment in respect of the same matter, and was not obtained in a manner and is not of a kind the enforcement of which is contrary to the public policy of the Cayman Islands. A Cayman Islands court may stay proceedings if concurrent proceedings are being brought elsewhere. A foreign judgment may be final and conclusive even if subject to appeal. However, if appealable, a Cayman Islands court may stay enforcement until such appeal has been heard.

3.17	Based solely on our inspection of the Register of Writs and Other Originating process in the Grand Court of the Cayman Islands from the date of incorporation of the Company there were no actions or petitions pending against the Company in the courts of the Cayman Islands as at close of business in the Cayman Islands on [ ] 2005. A search at the Companies Registry in the Cayman Islands would not reveal any order or resolution for the winding up of the Company because under Cayman Islands law the records kept by the Registrar of Companies are not documents of public record. The enquiries referred to above which we have made at the Grand Court of the Cayman Islands have revealed no record of the presentation of any winding up petition in respect of the Company.

3.18	All dividends and other distributions declared and payable on the Shares of the Company may under the current laws and regulations of the Cayman Islands be paid to the Depositary, and where they are to be paid from the Cayman Islands are freely transferable out of the Cayman Islands. There is no exchange control legislation under Cayman Islands law and accordingly there are no exchange control regulations imposed under Cayman Islands law.

3.19	Under the Company’s Memorandum and Articles and Cayman Islands law, the Directors of the Company may, in their absolute discretion, decline to register any transfer of Shares. Accordingly, the Company’s instruction to its registrar not to register JPMorgan Chase Bank as a transferee of Shares for [180 days] does not contravene any provision of applicable law or statute, rule or regulation in the Cayman Islands, provided that the Directors acted in good faith in the best interests of the Company in causing the Company to give such instruction.

3.20	The Company is not entitled to any immunity under the laws of the Cayman Islands whether characterized as sovereign immunity or otherwise for any legal proceedings in the Cayman Islands to enforce or to collect upon the Agreements. The waiver by the Company to immunity is a valid and binding obligation of the Company under the laws of the Cayman Islands.

3.21	The indemnification and contribution provisions set forth in section 2 of the Underwriting Agreement and section 16 of the Deposit Agreement do not contravene the public policy or laws of the Cayman Islands.

3.22	So far as the law of the Cayman Islands is concerned, the Agreements are each in proper form under the laws of the Cayman Islands for the enforcement thereof against the Company, subject in so far as such enforcement may be limited as more particularly set forth in paragraph 4 below.

3.23	We have reviewed the register of members of the Company. As of the date hereof there are no entries or notations indicating any third-party interests, including any security interest, on the register of members of the Company.

3.24	The Underwriters will not be treated as resident, domiciled or carrying on or transacting business or subject to taxation in the Cayman Islands or in violation of any law thereof solely by reason of the negotiation, preparation or execution of the Underwriting Agreement or the entering into of or the exercise of their rights or the performance of their obligations under the Underwriting Agreement.

3.25	The Underwriters will not be required to be licensed, qualified or otherwise entitled to carry on business in the Cayman Islands in order to enforce their rights under, or as a consequence of the execution, delivery and performance of the Underwriting Agreement.

3.26	The summaries of the Memorandum and Articles of Association of the Company and of relevant Cayman Islands company law contained in the Prospectus are true, accurate and complete in the context in which they appear.

3.27	The form of certificate used to evidence the Shares complies in all material respects with applicable statutory requirements of the Cayman Islands and the Company’s Memorandum and Articles of Association.

3.28	There are no restrictions under Cayman Islands law which would prevent the Company from paying dividends to shareholders in U.S. Dollars or any other currency.

4 QUALIFICATIONS

The opinions expressed above are subject to the following qualifications:

4.1	The term “enforceable” as used above means that the obligations assumed by the Company under the Agreements are of a type which the courts of the Cayman Islands will enforce. It does not mean that those obligations will necessarily be enforced in all circumstances in accordance with their terms. In particular:

4.1.1	enforcement may be limited by bankruptcy, insolvency, liquidation, reorganisation, readjustment of debts or moratorium or other laws of general application relating to or affecting the rights of creditors;

4.1.2	enforcement may be limited by general principles of equity. For example, equitable remedies such as specific performance may not be available, inter alia, where damages are considered to be an adequate remedy;

4.1.3	some claims may become barred under the statutes of limitation or may be or become subject to defenses of set-off, counterclaim, estoppel and similar defenses;

4.1.4	where obligations are to be performed in a jurisdiction outside the Cayman Islands, they may not be enforceable in the Cayman Islands to the extent that performance would be illegal under the laws of that jurisdiction;

4.1.5	the Cayman Islands court has jurisdiction to give judgment in the currency of the relevant obligation and statutory rates of interest payable upon judgments will vary according to the currency of the judgment. If the Company becomes insolvent and is made subject to a liquidation proceeding, the Cayman Islands court will require all debts to be proved in a common currency, which is likely to be the “functional currency” of the Company determined in accordance with applicable accounting principles. Currency indemnity provisions have not been tested, so far as we are aware, in the courts of the Cayman Islands;

4.1.6	obligations to make payments that may be regarded as penalties will not be enforceable;

4.1.7	the courts of the Cayman Islands may decline to exercise jurisdiction in relation to substantive proceedings brought under or in relation to the Agreements in matters where they determine that such proceedings may be tried in a more appropriate forum;

4.1.8	any provision in the Underwriting Agreement whereby the Company agrees to irrevocably waive any right to invoke the jurisdiction of the Grand Court is subject to the equitable jurisdiction of the Grand Court and accordingly may not be enforceable;

4.1.9	the irrevocable appointment of an agent for service of process may, as between the appointor and the agent, be revoked by the appointor unless given to secure (i) a proprietary interest of the agent or (ii) the performance of an obligation owed to the agent;

4.1.10	based on principles of privity of contract, any indemnity or other provision of the Agreements (not being in the form of a deed) which is expressed to be in favour of persons who are not parties to the Agreements may not be enforceable by such persons in the absence of a trust in their favour;

4.1.11	whilst parties to an agreement may agree inter se that respective rights and obligations take effect “as of” a date prior to the date of execution and delivery, the rights of third parties, to the extent that the same may be available thereunder, only take effect from the date of actual execution and delivery;

4.1.12	under the Companies Law (2004 Revision) of the Cayman Islands, the register of members of a Cayman Islands company is by statute regarded as prima facie evidence of any matters which the Companies Law (2004 Revision) directs or authorises to be inserted therein. A third-party interest including a security interest in the shares of the Company in question would not appear. An entry in the register of members may be subject to a court order for rectification (for example, in the event of fraud or manifest error); and

4.1.13	a company cannot, by agreement or in its articles of association, restrict the exercise of a statutory power and there exists doubt as to enforceability of any provision in the Agreements whereby the Company covenants not to exercise powers specifically given to its shareholders by the Companies Law (2004 Revision) of the Cayman Islands, including, without limitation, the power to increase its authorised share capital, amend its memorandum and articles of association, or present a petition to a Cayman Islands court for an order to wind up the Company.

4.2	Cayman Islands stamp duty of a nominal amount may be payable if the original Agreements are brought to or executed in the Cayman Islands.

4.3	To maintain the Company in good standing under the laws of the Cayman Islands, annual filing fees must be paid and returns made to the Registrar of Companies.

4.4	The obligations of the Company may be subject to restrictions pursuant to United Nations sanctions as implemented under the laws of the Cayman Islands.

4.5	A certificate, determination, calculation or designation of any party to the Agreements as to any matter provided therein might be held by a Cayman Islands court not to be conclusive final and binding if, for example, it could be shown to have an unreasonable or arbitrary basis, or in the event of manifest error.

4.6	In principle a Cayman Islands court will award costs and disbursements in litigation in accordance with the relevant contractual provisions but there remains some uncertainty as to the way in which the rules of the Grand Court will be applied in practice. Whilst it is clear that costs incurred prior to judgment can be recovered in accordance with the contract, it is likely that post-judgment costs (to the extent recoverable at all) will be subject to taxation in accordance with Grand Court Rules Order 62.

4.7	We reserve our opinion as to the extent to which a Cayman Islands court would, in the event of any relevant illegality, sever the offending provisions and enforce the remainder of the transaction of which such provisions form a part, notwithstanding any express provisions in this regard.

4.8	We make no comment with regard to the references to foreign statutes in the Agreements.

We express no view as to the commercial terms of the Agreements or whether such terms represent the intentions of the parties and make no comment with regard to the representations which may be made by the Company.

This opinion may be relied upon by the addressees only. It may not be relied upon by any other person except with our prior written consent.

Yours faithfully

MAPLES and CALDER